JAMES ADVANTAGE FUNDS

1349 Fairground Road

Xenia, Ohio 45385

VIA EDGAR

November 15, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	James Advantage Funds (the “Trust”) File Nos. 333-37277 and 811-08411 Request to Withdraw Post-Effective Amendment - Form POS EX

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the James Advantage Funds (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 1 under the 1933 Act to the James Alpha Fund Trust’s registration statement (the “Amendment”). The Amendment was filed electronically with the Securities and Exchange Commission on November 12, 2024 (Accession No. 0001580642-24-006901).

The Amendment is being withdrawn because the POS EX was mistakenly filed under the James Advantage Funds instead of the intended JAMES ALPHA FUNDS TRUST, as indicated on the cover page. The Amendment was refiled correctly under James Alpha Fund Trust on November 14, 2024 (Accession No. 0001580642-24-006958).

Your assistance in this matter is greatly appreciated. Should you have any comments or questions, please do not hesitate to contact me at 513.346.4204.

Sincerely,

/s/ Bernard Brick

Bernard Brick

Assistant Secretary

James Advantage Funds